South Texas Oil Company
P.O. Box 340504
Austin, TX 78734
Tel : (210) 568-9760
Fax : (210) 568-9761

November 20, 2006

To:

Mr. Kevin Stertzel
Securities Exchange Commission
Division of Corporate Finance
100 F Street N.E., Stop 7010
Washington, D.C. 20549
Tel: (202) 551-3723
Fax: (202) 772-9368

Re: **South Texas Oil Company**
      Form 10-KSB for Fiscal Year Ended December 31, 2005
      Filed March 31, 2006
      File No. 0-50732

Dear Mr. Stertzel,

Here follows our response to your comment letter dated September 14, 2006.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Cover Page

   1. Please note your Commission File Number is 0-50732. Please revise
      accordingly.

This has been corrected.

Description of Business

Historical Corporate Development, page 6

   2. Your manner of formation and the transaction with Nutek, Inc. is unclear.
      It appears from your disclosures that the transaction 'may have been a
      reverse merger. Please clarify to us and in your document the nature of
      the February 22, 2000 transaction. We may have further comment.

The referenced transaction was not a reverse merger, the February 22, 2000
transaction was a purchase transaction involving oil properties. Nutek Inc, the
parent company had purchased the assets originally and placed them in this
subsidiary which was then spun off as a separate operating entity in August
2001.

Description of Property

Bigfoot and Kyote Fields, page 16

   3. We note that the acquisition of certain assets from Clipper Operating
      Company included a gas pipeline. We further note you do not indicate the
      existence of any gas reserves. Please tell us whether this asset was
      recognized in your financial statements as part of your purchase

accounting and whether the asset remains on your books. If so, please explain why you do not believe any impairment of this asset exists, etc.

This asset was recognized in our financial statements as part of the purchase accounting and is on the books at the depreciated value. We have not impaired this asset yet as new wells in this field have traditionally produced large amounts of gas. We are waiting on the drilling results of our new wells to determine if we have sufficient gas to utilize the gathering system. Additionally, we are currently negotiating the purchase of gas producing properties and should this go through, we plan to utilize some of these assets for that project if the equipment is not utilized in our current field. We will then determine impairment of any remaining gas assets from the original purchase that cannot be utilized.

Financial Statements

General

4. Please modify your formatting such that your financial statement amounts appear in a columnar presentation.

This has been corrected.

Note 2 – Summary of Significant Accounting Policies

Fixed Assets, page F-8

5. Please provide a separate policy disclosure pertaining to your accounting for oil and gas producing activities and the manner of disposing of capitalized costs relating to those activities. Please refer to paragraph 59A of SFAS 19. Please address the significant elements of SFAS 19 including but not limited to your accounting for suspended wells, seismic data, acquisition, exploration, development and production costs. In addition, please address how you assess unproved properties for impairment and your accounting for dismantlement costs.

The notes to the financials have been updated accordingly.

6. We note your disclosure that states, "GAAP requires amortization of drilling equipment based on the units-of-production method." Please tell us the source of GAAP you believe supports this statement.

SFAS 19 addresses the units of production method to be used for capitalized acquisition costs (par. 30). We have removed from the notes the statement "Although generally accepted accounting principles (GAAP) requires amortization of drilling equipment based on the units-of-production-method," to avoid any confusion of the reader.

7. Please clarify if your amortization policy applies to capitalized costs relating to oil and gas producing activities. If true, please refer to paragraph 35 of SFAS 19.

Yes, our amortization policy applies to capitalized costs related to our oil and gas activities. We have reviewed par. 35 of SFAS 19 and management is still of the belief that since reserve studies are not performed on a regular basis, it is appropriate to amortize the assets as we have done so in the past.

8. It is unclear from your disclosures if you have recognized the costs of your asset retirement obligations associated with future dismantlement.

Please refer to paragraphs 37 of SFAS 19 and paragraph 22 of SFAS 143 and provide the requisite disclosures.

Our disclosures have been adjusted to note that management reviews on an annual basis the book value, along with the prospective dismantlement, restoration, and abandonment costs and estimate residual values for the assets.

Revenue Recognition, page F-9

9. We note your disclosure that indicates the use of the sales method of revenue recognition. Please expand your policy to disclose the amount of any imbalances in terms of units and value if significant. Please refer to EITF 90-22.

We have reviewed EITF 90-22 and other related items and have disclosed there are no significant variances or imbalances in the units and value.

Recently Issued Accounting Pronouncements, page F-9

10. Please update your disclosure to discuss more recently issued pronouncements and the expected impact on the financial statements of the company. For instance we note you have included a disclosure regarding SFAS 148 that indicates you are currently evaluating the standard.

The notes to the financials have been updated accordingly.

Note 5 — Related Party Transactions, page F-12

11. Please expand your disclosure to indicate the term of the loan agreements payable to Mr. Conradie and Mr. Griffith.

The notes to the financials have been updated to reference the Form 8-K filed on April 7, 2005 which indicates the terms of the loan agreements for Mr. Conradie and Mr. Griffith.

Note 7 — Convertible Debts and Warrants, page F-12

12. Please disclose the conversion terms of your debt and tell us whether or not this is conventional convertible debt as contemplated by EITF 00-19.

This is a conventional convertible debt as contemplated by EITF 00-19 as it was convertible into 45% of the equity shares if both fundings were received. Subsequent to the filing the conversion took place, thus the findings and assumptions of management were correct.

13. We note your disclosure that indicates your have fully expensed a debt discount and beneficial conversion features associated with your debt and warrants. Please tell us why you have expensed these amounts in full at the time of issuance. Please refer to paragraph 9 of EITF 98-5 regarding treatment of beneficial conversion features and paragraphs 16 and 17 of APB Opinion 12 and paragraph 15 of APB Opinion 21 regarding discounts.

Per paragraph 9 of EITF 98-5, "Any recorded discount resulting from allocation of proceeds to the beneficial conversion feature should be recognized as interest expense over the minimum period from the date of issuance to the date at which debt holder can realize the return"; however, the footnotes in EITF 98-5 state "for those debt securities which are convertible at the date of issuance, the task force observed that the discount would be fully amortized through interest expense at the date of issuance". Subsequently the entire

convertible note was completely converted out, thus in hindsight, we feel the proper treatment was taken.

Note 10 – Warrants and Options, page F-14

14. Your disclosure indicates you have adopted SFAS 123. Please clarify to us and in your document when such adoption occurred. To the extent you intend to adopt SFAS 123(R), please clarify this in your disclosures pertaining to recently issued accounting pronouncements including the expected impact of the adoption if known.

The notes to the financials have been updated per this comment and as per comment #10 to address 123R.

Note 13 - Unaudited Supplemental Oil and Natural Gas Information

Capitalized Costs Relating to Oil and Gas Producing Activities, page F-17

15. Please reconcile these disclosures for us to the information included in Note 3 of your notes to the financial statements.

Note 3 discloses an increase of leasehold improvements from $707,195 in 2004 to $862,260 in 2005, an increase of $155,065. The amounts in the capitalized costs for proved oil and gas properties was $150,768. The difference is $4,297 which was purchased office furniture and was not included in the capitalized amount.

Note 3 discloses an increase of equipment and machinery from $1,288,509 in 2004 to $1,537,591 in 2005, an increase of $249,082, which is identical to the amount of capitalized costs reported in support equipment.

The $12,122 of accumulated depreciation in the supplemental information is the related depreciation for the capitalized costs for 2005.

Costs Incurred in Oil and Gas Producing Activities, page F-17

16. Your disclosure indicates that you have incurred no acquisition costs associated with your oil properties. Please reconcile this disclosure with Note 8 that indicates you issued stock in 2005 for additional interests in oil leases. Please also tell us whether you have considered these additional acquired interests in your Standardized Measure and the reconciliation of the changes in the Standardized Measure.

The disclosures have been updated to reflect the $307,426 of properties purchased in 2005. These acquired interests were not factored into our Standarized measure as the company does not have any reserve studies on this acquisition and does not want to make assumptions regarding the reserves contained in this purchase.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves, page F-19

17. It appears your Standardized Measure as of December 31, 2005 is a negative amount. Please tell us whether you have recognized any impairment charges associated with your oil and gas properties in accordance with SFAS 144. Otherwise, please tell us why you do not believe these assets are impaired. Provide us with a copy of your impairment analysis in support of your conclusions.

We did not recognize an impairment against the oil and gas properties as we have determined that albeit a negative standardized measure, the impairment test as well as expectations of management are the values contained in the properties are greater that the book value appears to be. We have attached a copy of our impairment test. Given the expectations for 2006, using hindsight, the company obtained greater than expected full year 2006 results in the first 9 months of the year 2006.

Engineering Comments

Financial Statements

Note 4 — Reserves Quantity Information

Proved Developed and Undeveloped Reserves, page F-18

18. Based on your disclosure it is unclear whether or not your 2005 proved reserves and the associated standardized measure were estimated as of year-end as required by paragraphs 10 and 30 of SFAS 69. Please revise your disclosure to incorporate year-end 2005 assumptions, such as production costs, capital expenditures, product prices etc., in your estimates of proved reserves and standardized measure. Additionally submit to us the reserve report you used as the basis for your revisions and include support for significant capital expenditures.

Our disclosures have been adjusted to reflect further information related to our assumptions.

We are including a copy of our reserve report which was previously submitted when completed our Form 10SB.

19. It appears that you have not drilled any wells since at least June 30, 2004 and that 90% of your claimed proved reserves are undeveloped. We also note that your December 1, 2004 reserve report projected the drilling of five wells in 2005. Please clarify to us whether or not you have drilled any wells subsequent to December 1, 2004 and if not explain why, in detail. If you have, please provide us with your current drilling plan(s). Note that two of the criteria required to establish proved undeveloped reserves are your ability and commitment to execute development. We may have further comment.

The company has been focusing its efforts on the workovers which would give a good indication of which fields to commence the drilling program. We have the funds available to start the drilling, but were hampered with the great demand for drilling in our area and the scarcity of available rigs. We have now located an available rig and will be commencing the drilling of the first 2 wells in the fourth quarter of 2006.

20. It appears that your 2005 standardized measure should be reported as a negative number rather than a positive number. Please revise your disclosure accordingly.

The disclosure has been revised to reflect the negative number.

If you have any questions or concerns regarding this comment letter or our filing, please do not hesitate to contact the following individual.

Best regards,
South Texas Oil Company



Murray N. Conradie
President / CEO
210-568-9760 (voice)
210-568-9761 (fax)

South Texas Oil Company - Impairment Test

-0.15

		2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
	expected revenues	400,000	440,000	484,000	532,400	585,640	644,204	708,624	779,487	857,436	943,179
4%	-4.0% - production taxes	(25,000)	(17,600)	(17,600)	(17,600)	(17,600)	(17,600)	(17,600)	(17,600)	(17,600)	(17,600)
18.50%	-18.5% - production costs	(111,000)	(81,400)	(81,400)	(81,400)	(81,400)	(81,400)	(81,400)	(81,400)	(81,400)	(81,400)
12%	-12.0% - plugging of wells	(72,000)	(52,800)	(52,800)	(52,800)	(52,800)	(52,800)	(52,800)	(52,800)	(52,800)	(52,800)
10%	-10.0% - misc. costs	(60,000)	(44,000)	(44,000)	(44,000)	(44,000)	(44,000)	(44,000)	(44,000)	(44,000)	(44,000)
	expected cash flows	132,000	244,200	288,200	336,600	389,840	448,404	512,824	583,687	661,636	747,379

i   3.50%

pv $2,004,854

value on books $ 1,832,164

value / impairment $ 172,690